14







                          UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

        For the Quarterly Period Ended September 30, 2002





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 576-4000
_________________________________________________________________
                                _
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

  Name of     Energy or                               Percentage
 reporting       gas        Date of       State of     of voting
  company      related   organization   organization  securities  Nature of
               company                                   held     business

Entergy      Energy      November 3,      Delaware      a 100%    Holding
Holdings,    related     1997                            owned    company
Inc. (EHI)   business                                 subsidiary  investing in
                                                      of Entergy  miscellaneou
                                                      Corporation s energy
                                                                  related
                                                                  companies.

Entergy      Energy      January 28,      Delaware      a 100%    Production,
Thermal,     related     1999                            owned    sale, and
LLC          business                                 subsidiary  distribution
(Entergy                                                of EHI    of thermal
Thermal)                                                          energy
                                                                  products.

Entergy      Energy      January 28,      Delaware      a 100%    Energy
Business     related     1999                            owned    management
Solutions,   business                                 subsidiary  services.
LLC (EBS)                                               of EHI

Entergy      Energy      February 25,      Delaware     a 100%    Holding
Power        related     1999                            owned    company
Holdings     business                                 subsidiary  investing in
USA                                                   of Entergy  qualifying
Corporation                                           Corporation facilities.
(EPH)

Entergy      Energy      February 25,     Delaware      a 100%    Development
Power RS,    related     1999                            owned    and
LLC          business                                 subsidiary  ownership of
(EPRS)                                                  of EPH    qualifying
                                                                  facilities.

TLG          Energy      December 30,   Connecticut     a 100%    Provide
Services,    related     1986                            owned    field
Inc. (TLG)   business                                 subsidiary  services for
                                                      of Entergy  the
                                                       Nuclear,   decommission
                                                         Inc.     ing of
                                                                  fossil and
                                                                  nuclear
                                                                  plants.

Entergy      Energy      August 30,        Texas         a 99%    Provide
Solutions    related     2000                           limited   competitive
Ltd.         business                                   partner   energy
(ESLTD)                                                interest   service and
                                                        held by   electric
                                                        Entergy   sales.
                                                        Retail
                                                        Holding
                                                      Company and
                                                         a 1%
                                                        general
                                                        partner
                                                       interest
                                                        held by
                                                        Entergy
                                                        Retail
                                                      Texas, Inc.

  Name of     Energy or                            Percentage
 reporting   gas related    Date of     State of   of voting
  company      company    organization organizat-  securities    Nature of
                                          ion         held       business

Entergy-Koch Energy       January 25,   Delaware    a 49.5%    Energy
Trading, LP  related      2001                      limited    marketing
(EKTLP)      business                               partner    and
                                                    interest   brokering.
                                                   and a 0.5%
                                                    general
                                                    partner
                                                   interest,
                                                    in each
                                                      case
                                                   indirectly
                                                    held by
                                                    Entergy
                                                     Power
                                                  Internation
                                                   al Holding
                                                     Corp.

EWO GP LLC   Energy       October 30,   Delaware     a 100%    Holding
(EWOGP)      related      2000                       owned     company
             business                              subsidiary  investing in
                                                     of EWO    energy
                                                   Marketing   commodity
                                                    Holding,   brokering
                                                      LLC      and related
                                                               services.

EWO          Energy       October 30,   Delaware     a 99%     Energy
Marketing,   related      2000                      limited    marketing
L.P. (EWOM)  business                               partner    and
                                                    interest   brokering.
                                                  held by EWO
                                                   Marketing
                                                    Holding,
                                                   LLC and a
                                                   1% general
                                                    partner
                                                    interest
                                                  held by EWO
                                                     GP LLC

Entergy      Energy       March 2,       Texas       a 99%     Price-to-
Solutions    related      2001                      limited    Beat retail
Select Ltd.  business                               partner    electric
(ESOLS)                                             interest   provider.
                                                    held by
                                                  Entergy PTB
                                                    Holding
                                                  Company and
                                                      a 1%
                                                    general
                                                    partner
                                                    interest
                                                    held by
                                                    Entergy
                                                   Select LLC

  Name of   Energy or                                Percentage
 reporting     gas         Date of       State of     of voting
  company    related    organization   organization  securities   Nature of
             company                                    held      business

Entergy     Energy      June 4, 2001      Texas         a 99%    Provider of
Solutions   related                                    limited   Last Resort
Essentials  business                                   partner   retail
Ltd.                                                  interest   electric
(ESELE)                                                held by   provider.
                                                     Entergy PTB
                                                       Holding
                                                     Company and
                                                        a 1%
                                                       general
                                                       partner
                                                      interest
                                                       held by
                                                       Entergy
                                                     Select LLC

Entergy     Energy      July 16, 2001    Delaware      a 100%    Production,
Thermal-    related                                     owned    sale, and
UNO, LLC    business                                 subsidiary  distributio
(Entergy                                             of Entergy  n of
Thermal-                                             Corporation thermal
UNO)                                                             energy
                                                                 products.

Entergy     Energy      February 15,     Delaware      a 100%    Holding
Nuclear     related     2002                            owned    company for
PFS, Inc.   business                                 subsidiary  investment
(ENPFS)                                              of Entergy  in Private
                                                      Nuclear,   Fuel
                                                        Inc.     Storage,
                                                                 LLC.

Private     Energy      February 21,     Delaware      a 9.9%    Development
Fuel        related     2002                           Class A   ,
Storage LLC business                                   member    ownership,
(Private                                              interest   and
Fuel                                                   held by   operation
Storage)                                                ENPFS    of a spent
                                                                 nuclear
                                                                 fuel
                                                                 storage
                                                                 facility.

Tradespark  Energy      -                Delaware    Non-voting  Electronic
            related                                  securities  commodity
            business                                    only     marketplace
                                                                 for North
                                                                 America
                                                                 wholesale
                                                                 transaction
                                                                 s in energy-
                                                                 related
                                                                 physical
                                                                 and
                                                                 financial
                                                                 products.

Entergy     Energy      August 30,        Texas         a 99%    Provider of
Solutions   related     2000                           limited   wholesale
Supply Ltd. business                                   partner   energy and
(ESSLT)                                               interest   energy
(new)                                                  held be   supply
                                                       Entergy   acquisition
                                                       Retail    services to
                                                       Holding   retail
                                                     Company and electric
                                                        a 1%     providers.
                                                       general
                                                       partner
                                                      interest
                                                       held by
                                                       Entergy
                                                       Retail
                                                     Texas, Inc.

EHI Activities
      During the quarterly period ended September 30, 2002, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities
      During the quarterly period ended September 30, 2002, Entergy Thermal operated a district cooling and heating system in New Orleans, Louisiana.

EBS Activities
      During the quarterly period ended September 30, 2002, EBS was inactive, but in the future intends to engage in energy management services.

EPH Activities
      During  the quarterly period ended September 30, 2002,  EPH acted  as a holding company with respect to Entergy's investments
in   "qualifying  facilities"  (QFs)  under  the  Public  Utility
Regulatory Policies Act of 1978 (PURPA).

EPRS Activities
      During the quarterly period ended September 30, 2002, EPRS engaged in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC is developing, and will own and operate, a 425 MW cogeneration facility in Louisiana which is a QF under PURPA.

TLG Activities
      During the quarterly period ended September 30, 2002, TLG provided cost estimates and field services for the decommissioning of fossil and nuclear plants as well as technical expertise related to environmental testing and remediation.

ESLTD Activities
      During the quarterly period ended September 30, 2002, ESLTD engaged in the purchasing of power on the ERCOT imbalance market for its Texas customers.

EKTLP Activities
      During the quarterly period ended September 30, 2002, EKTLP engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWOGP Activities
      During the quarterly period ended September 30, 2002, EWOGP acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities
      During the quarterly period ended September 30, 2002, EWOM engaged in the business of managing the power produced by electric generation assets of affiliates and third-party customers as well as fulfilling the electric energy needs of third-party customers under long-term contracts. The third-party customers are principally electric utilities and municipal cooperatives.

ESOLS Activities
      During the quarterly period ended September 30, 2002, ESOLS was in its formative stage and in the future intends to engage in providing price-to-beat energy service and electric sales.
ESELE Activities
      During the quarterly period ended September 30, 2002, ESELE was in its formative stage and in the future intends to engage in providing energy service and electric sales as the provider of last resort.

Entergy Thermal-UNO Activities
      During the quarterly period ended September 30, 2002, Entergy Thermal-UNO was in its formative state and in the future intends to engage in the production, sale, and distribution of thermal energy products at the University of New Orleans.

ENPFS Activities
      During the quarterly period ended September 30, 2002, ENPFS acted as a holding company for Entergy's 12.9% member interest in Private Fuel Storage (including a 9.9% Class A member interest with voting rights).

Private Fuel Storage Activities
      During the quarterly period ended September 30, 2002, Private Fuel Storage continued efforts relating to obtaining a Nuclear Regulatory Commission license for a proposed spent nuclear fuel storage facility.

Tradespark Activities
      During the quarterly period ended September 30, 2002, Tradespark operated as an electronic commodity marketplace for North America wholesale transactions in energy-related physical and financial products.

ESSLT Activities
      During the quarterly period ended September 30, 2002, ESSLT provided energy supply acquisition services to retail electric providers.



ITEM  2  -  ISSUANCES  AND  RENEWALS OF  SECURITIES  AND  CAPITAL
CONTRIBUTIONS

 Company   Type of  Principal   Issue   Cost of  Person   Collater  Considera-
 issuing  security  amount of    or     capital  to whom  al given     tion
security   issued   security   renewal          security    with     received
                                                   was    security   for each
                                                 issued              security

  None       N/A       N/A       N/A      N/A      N/A       N/A        N/A


 Company contributing capital  Company receiving capital    Amount of capital
                                                              contribution
Entergy Retail Holding Company           ESLTD                $2,227,000

Entergy Retail Holding Company           ESSLT                $2,920,500

  Entergy Retail Texas, Inc.             ESLTD                $ 23,000

  Entergy Retail Texas, Inc.             ESSLT                $ 29,500

 Entergy PTB Holding Company             ESOLS                $2,426,000

      Entergy Select LLC                 ESOLS                $ 24,500

    Entergy Nuclear, Inc.                 TLG                 $1,000,000

            ENPFS                 Private Fuel Storage        $ 40,527


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associate Companies

 Reporting  Associate
  company    company    Types of     Direct   Indirect              Total
 rendering  receiving   services     costs      costs   Cost of    amount
 services    services   rendered    charged    charged  capital    billed


   ESSLT      ESLTD      Energy    $64,765       $-0-     N/A    $64,765
                         supply
                        acquisi-
                          tion
                        services

   ESSLT      ESOLS      Same as   $1,092,878    $-0-     N/A    $1,092,878
                          above

Part II - Transactions Performed by Associate Companies on Behalf
                     of Reporting Companies

 Associate   Reporting   Types of    Direct    Indirect              Total
  company     company    services     costs      costs   Cost of    amount
 rendering   receiving   rendered    charged    charged  capital    billed
  services    services

  Entergy       EHI     Professio- $61,150       $-0-      N/A    $61,150
Enterprises,               nal
    Inc.                 services
   (EEI)                 and back
                          office
                         support

    EEI       Entergy   Same as    $241,487      $-0-      N/A    $241,487
              Thermal   above

    EEI         EBS     Same as    $169,714      $-0-      N/A    $169,714
                        above

    EEI        ESOLS    Same as    $1,150,027    $-0-      N/A    $1,150,027
                        above

    EEI        ESELE    Same as    $ 6,667       $-0-      N/A    $6,667
                        above

    EEI        ESLTD    Same as    $842,140      $-0-      N/A    $842,140
                        above

    EEI         EPRS    Same as    $537,801      $-0-      N/A    $537,801
                        above

    EEI         EWOM    Same as    $950,952      $-0-      N/A    $950,952
                        above

    EEI         TLG      Same as   $65,372       $-0-      N/A    $65,372
                          above

    EEI        ESSLT     Same as   $   314       $-0-      N/A    $  314
                          above

  Entergy      ESLTD    Same as    $404,962      $-0-      N/A    $404,962
 Solutions              above
 Management
Services LLC

Part II - Transactions Performed by Associate Companies on Behalf
               of Reporting Companies - Continued

 Associate   Reporting
  company     company   Types of   Direct    Indirect             Total
 rendering   receiving  services    costs     costs    Cost of   amount
 services    services   rendered   charged   charged   capital   billed

  Entergy      ESOLS   Same as     $172,548     $-0-     N/A    $172,548
 Solutions             above
Management
 Services
    LLC

  Entergy      ESOLS   Same as     $(1,390)     $-0-     N/A    $(1,390)
  Retail               above
Texas, Inc.

  Entergy       TLG    Same as     $224,752     $-0-     N/A    $224,752
  Nuclear              above
Operations,
   Inc.

  Entergy       TLG    Same as     $156,856     $-0-     N/A    $156,856
 Nuclear,              above
   Inc.

  Entergy      EPRS    Same as     $     16     $-0-     N/A    $     16
   Power               above
Operations
U.S., Inc.

 Entergy-      EWOM    Same as     $925,000     $-0-     N/A    $925,000
  Koch LP              above

 Entergy-      EKTLP   Same as     $741,000     $-0-     N/A    $741,000
  Koch LP              above


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
  Total consolidated capitalization as of             $16,962,200,000    Line 1
    September 30, 2002
  Total capitalization multiplied by 15% (line          2,544,330,000    Line 2
    1 multiplied by 0.15)
  Greater of $50 million or line 2                      2,544,330,000    Line 3

  Total current aggregate investment:
    Energy marketing and brokering (ESLTD, EKTLP,         263,515,565
       EWO, EWOM, ESOLS, ESSLT, Tradespark, and ESELE)
    Energy related technical and similar services          59,872,122
       (EHI, Entergy Thermal, Entergy Thermal - UNO,
       EBS, and TLG)
    Development and ownership of QFs (EPH and EPRS)        30,207,000
    Ownership, operation, and servicing of fuel               740,366
       procurement, transportation, handling, and
       storage facilities (ENPFS and Private Fuel
       Storage)                                       ---------------
      Total current aggregate investment*                 354,335,053    Line 4
                                                      ---------------
Difference between the greater of $50 million
or 15% of capitalization and the total
aggregate investment of the registered holding
company system (line 3 less line 4)                    $2,189,994,947    Line 5
                                                      ===============

ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment

      N/A             -0-              -0-             N/A

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

     1. Certificate of filing of Form U-9C-3 for the 2nd Quarter of 2002 with interested state commissions and municipal regulator.


                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Entergy Corporation



                           By:  /s/ Nathan E. Langston
                                   Nathan E. Langston
                                Senior Vice President and
                                Chief Accounting Officer


Dated:  November 25, 2002